Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS 2017 AGM RESULTS

ANNOUNCES APPOINTMENT of NEW DIRECTOR

VANCOUVER, British Columbia – October 2, 2017 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE AMERICAN: SVM) is pleased to report that all matters placed before the shareholders at its Annual General Meeting (“AGM”) held on Friday, September 29, 2017 were approved. A total of 97,309,713 common shares, representing 57.93% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM. All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 10, 2017, were approved by the requisite majority of votes cast at the AGM. The details of the voting results for the election of directors are set out below:

	Votes For		Withheld Votes
Director	#	%	#	%
Dr. Rui Feng	56,363,605	98.71	737,728	1.29
S. Paul Simpson	55,016,549	96.35	2,084,783	3.65
David Kong	55,002,086	96.32	2,099,246	3.68
Yikang Liu	56,473,524	98.90	627,808	1.10

Shareholders also approved: (i) the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year at the remuneration to be fixed by the directors. Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

Appointment of Marina A. Katusa to the Board of Directors.

Silvercorp is pleased to announce the appointment of Marina A. Katusa to its board of Directors. Ms. Katusa has over ten years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com